Filed by Tut Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Copper Mountain Networks, Inc.

Commission File No.: 000-25865

Press Release

Tut Systems Announces that CoSine Communications

Terminates Merger Agreement

LAKE OSWEGO, Oregon, May 17, 2005 – Tut Systems, Inc. (Nasdaq: TUTS), a leader in delivering video and data services over broadband networks, confirmed today that it received formal notice from CoSine Communications, Inc. (Nasdaq: COSN) terminating the merger agreement that the two companies entered into on January 7, 2005.

“We worked hard to bring this merger to completion and it is unfortunate that CoSine has taken this position,” said Sal D’Auria, Chairman, President and CEO of Tut Systems, Inc. “We continue to believe that a merger with Tut Systems represents the best realistic alternative for CoSine, its stockholders and its customers.” Mr. D’Auria also stated “Although this is a disappointing development, we continue to make significant progress on our core business and large carrier market opportunities, and on our new product initiatives. We are confident in our ability to pursue financing alternatives and we intend to review our legal options in light of CoSine’s decision to terminate the merger agreement.”

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, without limitation, forward looking statements include statements relating to (1) Tut Systems’ progress on its core business, market opportunities and new product initiatives; (2) Tut Systems’ ability to pursue financing alternatives; and (3) Tut Systems’ review of its legal options in light of CoSine’s decision to terminate the merger agreement. Forward looking statements are based on management’s current expectations and beliefs, and are subject to risks and uncertainties. As a result, actual results may differ materially from the forward-looking statements contained herein. Risks that relate to these forward looking statements include the risks inherent in new and developing technologies and markets and the risk that competitors will introduce rival technologies and products. Further detailed information about risk factors that may impact our business is set forth in

Tut Systems Announces Developments in Transaction with CoSine Communications — p.2/

our periodic filings with the Securities and Exchange Commission. We expressly disclaim any obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

About Tut Systems, Inc.

Tut Systems, Inc. delivers content processing and distribution products for deploying next-generation data and video services over broadband networks. Service providers, content providers and government agencies in the United States and abroad use Tut Systems solutions to deliver broadcast-quality video over broadband networks.

Tut Systems is headquartered in Lake Oswego, OR with regional offices across North America, Europe and Asia. For more information visit www.tutsys.com or call (971) 217-0400.

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Contact:

Jeff Schline

Tut Systems

(971) 217-0364

jeff.schline@tutsys.com mailto:jeffs@videotele.com

Additional Information About the Proposed Merger and Where to Find It

In connection with the proposed merger of Tut Systems and Copper Mountain Networks, Inc., Tut Systems has filed a registration statement on Form S-4 with the Securities and Exchange Commission. This registration statement includes a prospectus of Tut Systems as well as a proxy statement for Copper Mountain’s special stockholder meeting. Investors and security holders are advised to read the registration statement, prospectus and proxy statement because they contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and proxy statement and other documents filed with the Securities and Exchange Commission by Tut Systems and Copper Mountain at the Securities and Exchange Commissions website at http:/www.sec.gov. Free copies of such materials may also be obtained from:

Tut Systems, Inc. Randall Gausman 6000 SW Meadows Road, Suite 200 Lake Oswego, Oregon 97035 Telephone No.: (917) 217-0400	Copper Mountain Networks, Inc. Greg Peck 10145 Pacific Heights Blvd., Suite 530 San Diego, California 92121 Telephone No.: (858) 410-7110

Tut Systems and Copper Mountain, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Copper Mountain’s stockholders in connection with the proposed merger. Information about the directors and executive officers of Tut Systems and their ownership of Tut Systems stock will be set forth in the proxy statement for Tut Systems’ 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Copper Mountain and their interests in the Copper Mountain merger will be set forth in the proxy statement for Copper Mountain’s Special Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger, as well as the Tut Systems proxy statement for Tut Systems’ 2005 Annual Meeting of Stockholders, when it becomes available.